SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

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Yes  ☐            No  ☒

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Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.

English translation of letter dated April 23, 2013 to the to the Buenos Aires Stock Exchange regarding adjournment of Ordinary Telecom Argentina Shareholders’ Meeting of April 23, 2013 to consider third item of the Agenda

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 23, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Ordinary Telecom Argentina Shareholders’ Meeting of April 23, 2013. Adjourned to consider third item of the Agenda

Dear Sir,

I am writing you as Attorney-in-fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that the Ordinary Shareholders’ Meeting in its meeting held today, resolved to adjourn until May 21st, 2013 at 10:00 a.m., to consider the third item of the Agenda transcribed below:

3)	Consideration of the allocation of Retained Earnings as of December 31, 2012 (P$ 3,055 million). The Board of Directors proposes the allocation of: (i) P$ 153 million to the Legal Reserve; (ii) P$ 351 million to ‘Special Reserve for the adoption of IFRS/NIIF’ (CNV Resolution N° 609/12); (iii) P$ 1,000 million to ‘Reserve for Future Cash Dividends’; (iv) P$ 1,200 million to ‘Voluntary Reserve for Future Capital Operations’; (v) P$ 351 million to ‘Voluntary Reserve for Future Investments’. Delegation of powers to the Board of Directors to determine the allocation of the Reserve for Future Cash Dividends and the Voluntary Reserve for Future Capital Operations for their specific purposes.

The other items of the Agenda (1st, 2nd, 4th, 5th, 6th, 7th, 8th, 9th, 10th, 11th, 12th, 13th, 14th, 15th, 16th) were considered in today´s Ordinary Shareholders’ Meeting.

We will submit the documentation required by article 4 of Chapter II of the Comision Nacional de Valores (Argentine Securities Commission) Rules promptly in a future filing.

Yours sincerely,

María Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 23, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman